Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S.A. are invited to the Ordinary and Extraordinary Shareholders’ Meeting to be held on August 20th, 2024, at 11:00 AM (first call – local time), that will be held remotely by using the videoconference system provided by “Microsoft Teams”, following the provisions set by articles 20° and 23° of the company´s By Laws, with the following AGENDA:

1° Appointment of two shareholders to sign the minutes.

2° Consideration of the Board of Directors´ resolution made on April 8, 2024, regarding the subscription of the Share Purchase Agreement to jointly acquire with Banco Galicia, 99.99383% of the share capital and voting rights of HSBC Bank Argentina S.A. and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A."

3º Increase of the share capital in a first increase (the “First Increase”), up to a maximum amount of $115,582,280 nominal value and the issuance of up to a maximum of 115,582,280 of new Class B ordinary shares, book-entry, with a nominal value of $1 (one Peso) and one vote per share (representing up to the 7.84% of the share capital), with the right to dividends from the date of their issuance, under the same conditions as the ordinary shares in circulation. The shares will be paid in kind. The First Increase is conditional upon the approval of the Argentine Central Bank of the transaction agreed upon in the Share Purchase Agreement executed on April 9, 2024. Determination of the issuance premium. Suspension of the preemptive subscription rights in accordance with the provisions of Article 197 of the General Companies Law.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

4° Increase of the share capital in a second increase (the “Second Increase”) up to a maximum amount, which together with the first increase, shall not exceed $162,035,894 nominal value and the issuance of up to a maximum of 162,035,894 of new Class B ordinary shares, book-entry, with a nominal value of $1 (one Peso) and one vote per share (representing, together with the First Increase, up to 10.99% of the current share capital and up to 9.9% of the new share capital resulting after the two increases), with the right to receive dividends from the date they are issued on equal terms as the ordinary shares in circulation. The Second Increase is conditional upon the approval of the Argentine central Bank of the transaction agreed upon in the Share Purchase Agreement executed on April 9, 2024. The Second Increase may be paid in cash, US Dollars, or through the capitalization of the Company's debt. Delegation to the Board of Directors of the authority to modify the method of payment if necessary due to the application of regulatory requirements. Issuance premium: guidelines delegated to the Board of Directors for its determination.

5º In terms of the Second Increase, reduction of the period for the exercise of the preemptive subscription rights and to the legal minimum increase, in accordance with applicable regulations.

6º Request for authorization of the Increases from the Argentine Securities Commission, if applicable, for the local public offering and/or foreign markets as determined by the Board, and for listing on Bolsas y Mercados Argentinos S.A. (“BYMA”), National Association of Securities Dealers Automated Quotation (“NASDAQ”), and/or additional foreign markets as determined by the Board of Directors.

7° Delegation to the Board of Directors of the necessary powers to: (i) determine the number of shares to be issued for each increase, which may be executed in stages, the timing and implementation of the increases; (ii) subscribe to all agreements and perform

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

all necessary acts to implement the capital increases; and (iii) carry out all necessary procedures before the authorities in the country and/or abroad in order to obtain all authorizations related to the issuance of American Depositary Shares (“ADS”). Sub-delegations and authorizations.

Notes:
1) Shareholders are hereby notified that, in order to attend the meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before August 14th, 2024 (from 10:00 AM to 4:00 PM), by email to the following mailbox: asambleas@gfgsa.com, so that the shares can be registered in the Meeting’s Attendance Record Book.
2) For voting purposes, each Shareholder or their representative will be asked to identify themselves and cast their vote verbally in line with the instructions that will be sent.
3) A technical manual for the Microsoft Teams platform will be sent to those shareholders who have registered following the applicable regulations.
4) Unless otherwise indicated, the email address utilized to communicate its attendance will be used to inform the videoconference´s link.
5) Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).
6) In accordance with Article 70 of the Capital Markets Law, the relevant information regarding the Shareholders’ Meeting and the Board's proposals are available to shareholders on the Company's website (www.gfgsa.com), while shareholders can request access to the corresponding valuation report by sending an email to asambleas@gfgsa.com

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

7) When considering item 3 of the agenda, the majorities established by article 244, last part, of the General Law of Companies will be required and for the consideration of items 3 and 5 on the Agenda, the Shareholder´Meeting will meet in an extraordinary session.

__________________________
A. Enrique Pedemonte
Attorney in law
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina